PRANA BIOTECHNOLOGY Limited

ACN 080 699 065

NOTICE OF EXTRAORDINARY GENERAL MEETING

Incorporating **Explanatory Memorandum** and **Proxy Form**

To Be Held On:
Thursday, 28 December 2006

At:
9.00am

Suite 1, 1233 High Street,
Armadale, Victoria, 3143

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is given that an Extraordinary General Meeting of Shareholders (the "Meeting") of Prana Biotechnology Limited (the "Company") will be held at 9.00am on Thursday the 28th of December, 2006 at Suite 1, 1233 High Street, Armadale, Victoria, 3143.

PROPOSED RESOLUTIONS

To consider and, if deemed advisable, to adopt the following resolutions as ordinary resolutions with or without amendment:

Resolution 1: **Approval of Prior Issue of Securities**

"That the Members approve the issuance of 15,616,246 ordinary shares and grant of options to purchase 3,123,248 ordinary shares of the Company that were previously issued and granted by the Company pursuant to the terms described and set forth in the Explanatory Memorandum to the Notice of Meeting."

Resolution 2: **Approval of Issue of Securities**

"That the Members approve the issuance of 6,148,222 ordinary shares and grant of options to purchase 1,229,645 ordinary shares of the Company that will be issued pursuant to the terms described and set forth in the Explanatory Memorandum to the Notice of Meeting."

Date: Thursday, 23rd of November, 2006

By Order Of the Board

Richard Revelins
Company Secretary
Prana Biotechnology Limited

The accompanying Explanatory Memorandum and the following information for shareholders form part of this Notice of Meeting.

INFORMATION FOR SHAREHOLDERS

Voting Exclusion Statement

In accordance with the Australian Stock Exchange, or ASX, Listing Rule 14, the Company will disregard votes cast:

On resolution 1 by:

- persons who participated in the issue; or
- an associate of that person/entity

On resolution 2 by:

- persons who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed; or
- an associate of that person/entity

However, the Company need not disregard a vote if:

- It is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum dated 23rd of November 2006, has been issued by Prana Biotechnology Limited (the "Company"). This Explanatory Memorandum forms part of, and should be read in conjunction with, the Notice of Extraordinary General Meeting of the Company scheduled to be held on 28th of December, 2006, to which this Explanatory Memorandum is attached. This Explanatory Memorandum has been prepared to assist shareholders of the Company in the consideration of the resolutions proposed in the Notice of Extraordinary General Meeting.

The Board of Directors of the Company recommends that shareholders vote in favour of the Resolutions described in this Explanatory Memorandum.

Resolutions – Ordinary Business

Resolution 1. Approval of Prior Issue of Securities

Shareholder approval is sought for the issuance of 15,616,246 ordinary shares and grant of options to purchase 3,123,248 ordinary shares of the Company that were previously issued and granted by the Company in connection with a capital raising that occurred in November 2006. Securities were issued to new institutional investors in Australia on or about 27 November 2006. Shares were issued at a price of A$0.357 per ordinary share. In addition, the Company granted to the investors, for no consideration, an option to purchase one ordinary share for each five ordinary shares subscribed for. The ordinary shares are deemed fully paid and rank equally with the Company's existing issued and outstanding ordinary shares. The options granted have an exercise price of A$0.446 and expire on 30 November 2009. The further terms of the options are set out below.

This capital raising raised A$5.75 million before costs. The funds will be used to conduct the Phase IIa trial of PBT2 in patients with early Alzheimer's disease for which the Company has received regulatory approval in Sweden. Funds raised by the exercise of options, if exercised, will be applied to the Company's then working capital requirements.

Under ASX Listing Rule 7.4 an issue of securities made without approval under ASX Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if shareholder approval is subsequently obtained. Under ASX Listing Rule 7.1 an entity must not issue, or agree to issue, more than fifteen percent (15%) of its capital in any 12 month period without the approval of its shareholders.

By obtaining shareholder approval for the issue of the ordinary shares and options the subject of resolution 1, the Company retains the ability to issue up to fifteen per cent (15%) of its capital to take advantage of any future capital raising opportunities.

The allottees were as follows:

AMP Life Limited
Cogent Nominees Pty Limited <SMP Accounts>
Cogent Nominees Pty Limited
JP Morgan Nominees
Davanna Pty Ltd
Rexi Marketing Pty Ltd
Robert Bain Thomas
The D'Souza Family Superannuation Fund
Alison Coutts Consulting Pty Ltd ATF Alison Coutts Superfund
ANZ Nominees Limited <Cash Income A/C>
Bourne Nominees Pty Ltd
Medical Ancillary Services Pty Ltd
Pinnatus Pty Ltd

Resolution 2. Approval of Issue of Securities

Shareholder approval is sought for the issuance of up to 6,148,222 ordinary shares and grant of options to purchase 1,229,645 ordinary shares of the Company to raise up to A$2.195 million before costs. Securities are to be issued to existing institutional investors in the United States and a founding member of the Company. Shares will be issued at a price of A$0.357 per ordinary share. In addition, the Company will grant to the investors, for no consideration, an option to purchase one ordinary share for each five ordinary shares subscribed for. The ordinary shares will be deemed fully paid and will rank equally with the Company's then existing issued and outstanding ordinary shares. The options will have an exercise price of A$0.446 and will expire on 30 November 2009. The further terms of the options are set out below.

The funds to be raised by the issuance and grant will be used predominately to conduct the Phase IIa trial of PBT2 in patients with early Alzheimer's disease for which the Company has received regulatory approval

in Sweden, and to pay costs of the issuance. Funds raised by the exercise of options, if exercised, will be applied to the Company's then working capital requirements.

Under ASX Listing Rule 7.1 an entity must not issue, or agree to issue, more than fifteen percent (15%) of its capital in any 12 month period without the approval of its shareholders.

By obtaining shareholder approval for the issue of the ordinary shares and options the subject of resolution 2, the Company retains the ability to issue up to fifteen per cent (15%) of its capital to take advantage of any future capital raising opportunities.

The shares and options will be allotted issued progressively upon receipt of application monies, within three months after the date of the meeting.

The allottees will be as follows:

Jagen Nominees Pty Ltd
BAM Opportunity Fund LP
Robert G James
Catherine James Paglia

GENERAL OPTION TERMS

In regard to all options mentioned in Resolutions 1 and 2, the following general terms apply:

- There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issuances of capital offered to the Company's shareholders during the term of the options. The Company will ensure that option holders will be allowed at least ten business days notice to allow for the exercise of options prior to the record date in relation to any offer of securities made to shareholders.
- In the event of any reconstruction (including consolidation, sub division, reduction or return) of the issued capital of the Company prior to the expiration of the options, the number of options or the exercise price of the options or both shall be reconstructed in accordance with the Listing Rules applying at the time of the reconstruction.

PROXY FORM

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All correspondence to:
Prana Biotechnology Ltd
Suite 2, 1233 High Street
Armadale Victoria 3143
Ph: (03) 9824 8166
Fx: (03) 9824 8161

Appointment of Proxy

I/We being members/s of Prana Biotechnology Ltd and entitled to vote hereby appoint

☐ the Chairman of the Meeting (mark with an "X")   OR   ☐

Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Extraordinary General Meeting of Prana Biotechnology Ltd to be held at Suite 1, 1233 High Street, Armadale, Victoria, 3143 at 9.00 am on Thursday, 28 December 2006 and at any adjournment of that meeting.

☐

If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution, please place a mark in the box.

By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolutions/s and that votes cast by the Chairman of the Meeting for those resolutions other than as proxy holder will be disregarded because of that interest.

If you do not mark this box, and you have not directed your poxy how to vote, the Chairman will not cast your votes on the resolution and your votes will not be counted in calculating the required majority if a poll is called on the resolution.

Voting directions to your proxy – please mark x to indicate your directions

		For	*Against*	*Abstain**
Resolution 1:	**Approval of Prior Issue of Securities**	☐	☐	☐
Resolution 2:	**Approval of Issue of Securities**	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

*** If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.**

PLEASE SIGN HERE - This section must be signed in accordance with the instructions below to enable your directions to be implemented.

Individual or Security holder 1	Security holder 2	Security holder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Telephone Number

Contact Name	Contact Daytime Telephone	Date

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the company's share register. If this information is incorrect, please contact the Company's share registry to arrange for changes to be made.

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a security holder of the Company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be noted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is more than one name, all the security holders should sign.
Power of Attorney:	to sign under a Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained form the Company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 9:00 am 26 December 2006 (48 hours before the commencement of the meeting). Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to: Registered Office Suite 2, 1233 High Street, Armadale Victoria 3143 PO Box 8046, Armadale Victoria 3143 Ph: 03 9824 8166 Fx: 03 9824 8161	